Exhibit 12.1

NMT Medical, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six months ended June 30, 2006	Fiscal Years Ended December 31,
		2005	2004	2003	2002	2001
Earnings:
Net income (loss) before taxes	$10,944	$(7,883)	$(2,032)	$(1,045)	$9,629	$21,408
Add: Fixed charges	47	101	99	105	106	1,190
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$10,991	$(7,782)	$(1,933)	$(940)	$9,735	$22,598

Fixed Charges:
Net interest expense, including amortization of deferred issuance costs	—	—	2	5	10	1,101
Interest portion of rental expense	47	101	97	100	96	89

Fixed charges (1)	$47	$101	$99	$105	$106	$1,190

Deficiency of earnings available to cover fixed charges	$10,944	$(7,883)	$(2,032)	$(1,045)	$9,629	$21,408

Ratio of earnings to fixed charges	233.9x	N/A	N/A	N/A	91.8x	19.0x

(1)	2001 fixed charges includes $402,000 loss on early extinguishment of debt which resulted from the write-off of remaining balances of original issue discount and deferred loan costs in connection with the repayment in full of the Company’s subordinated note in November 2001.